                                                                    EXHIBIT 99.7
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                              EMPLOYMENT AGREEMENT

This Agreement is dated as of the 15th day of January, 2003, by and between Ned Baramov (hereinafter "Executive"), a resident of the County, City and State of New York, United States of America, and, HOM Corporation, a Corporation organized under the laws of the State of Georgia with its principal place of business at 4220 Columbia Road, Suite 10-C, Martinez, Georgia, 30907-0401 (hereinafter "Company").

WHEREAS, the Company is desirous to employ the Executive, and Executive is desirous to accept employment with the Company, subject to terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth hereinafter, the Company and Executive agree as follows:

1. PERIOD OF EMPLOYMENT. The Company shall employ Executive, and Executive shall serve the Company during the period commencing on January 15, 2003, and continuing through and including January 14, 2004 (the "Term").

2. DUTIES AND RESPONSIBILITIES.

(A) During the Term, Executive shall be employed by the Company as Secretary/Treasurer. As such, Executive shall attend to any and all duties commensurate with this position and such other duties and responsibilities as may from time to time be assigned to or vested in Executive by Company's Board of Directors or by any officer of the Company superior to Executive. Executive acknowledges and agrees that Executive may be required, without additional compensation, to perform services for any business entity controlling, controlled by, or under common control with the Company by virtue of direct or indirect beneficial ownership of voting securities of or voting interest in the controlled entity (such business entities hereinafter individually and collectively "Affiliates") and to accept such office or position with any Affiliate as the Board of Directors may require, including, but not limited to, service as an officer or director of the Company or any Affiliate. Executive shall comply with all applicable policies of the Company and Affiliates.

(B) Executive's employment with the Company shall be full-time. During the Term, Executive shall, except during periods of vacation, sick leave, or other authorized leave of absence, devote Executive's time, attention, skill, and ability during the usual business hours (and outside those hours when reasonably necessary to Executive's duties hereunder) to the faithful and diligent performance of the duties and responsibilities described herein.

(C) During the Term, it shall not be a violation of this Agreement for Executive to serve as an officer or director of a cooperative apartment, or civic or charitable organization or committee, to perform speaking engagements, or to manage personal passive investments, so long as such activities (individually or in the aggregate) do not conflict or materially interfere with the performance of Executive's duties hereunder.

(D) Executive's services shall be performed in New York and Georgia as well as at such other locations and subject to such travel requirements as reasonably necessary to the performance of Executive's duties hereunder.

3. COMPENSATION.

(A) As compensation for services rendered hereunder and in consideration of this Agreement, the Company shall pay Executive one-million, five-hundred thousand (1,500,000) common shares of the Company at the commencement of this agreement and such further compensation as the Company may from time to time in its sole discretion determine.

(B) During the Term, as additional compensation, Executive shall be entitled to participate in and receive all benefits under any welfare benefit plan or program (including, without limitation, medical, dental, disability, group life (including accidental death and dismemberment) and business travel insurance plans and programs), any retirement savings plan or program (including, without limitation, 401(k) and pension plans), and such other perquisites, paid vacation and holidays) as the Company may, from time to time and in its sole discretion, make available generally to executive employees of the Company. Such participation shall be subject to the terms and conditions of such plans or programs, including, but not limited to, such generally applicable eligibility provisions as may be in effect from time to time.

(C) The Company shall reimburse Executive for all reasonable, ordinary, and necessary business expenses incurred in the performance of Executive's duties hereunder in accordance with and subject to the terms and conditions of the Company's then-prevailing expense policy. As a condition precedent to obtaining such reimbursement, Executive shall provide to the Company any and all statements, bills or receipts evidencing such expenses for which the Executive seeks reimbursement, and such other related information or materials as the Company may from time to time reasonably require.


4. TERMINATION. Unless Executive's employment is terminated pursuant to this paragraph four (4), the Company shall continue to employ Executive and Executive shall continue to serve the Company throughout the Term. Upon expiration of the Term, Executive's employment with the Company shall be terminated without further action by Executive or the Company.

(A) This Agreement shall terminate automatically upon Executive's death;

(B) Upon Executive's "Disability", the payment of benefits under the Company's short-term and long-term disability insurance programs, if any, shall satisfy the Company's remaining obligations under the foregoing paragraph 3(A), if any. For purposes of this Agreement, Executive shall be deemed to be under a Disability if Executive shall be unable, by virtue of illness or physical or mental incapacity or disability (from any cause or causes whatsoever), to perform the Executive's essential job functions hereunder, whether with or without reasonable accommodation, in substantially the manner and to the extent required hereunder prior to the commencement of such disability, for a period exceeding thirty (30) days. In light of the unique nature of Executive's services, and the undue burden on the Company that would result from Executive's long-term absence, the Company shall have the right to terminate Executive's employment hereunder in the event that Executive shall remain under a Disability for a period exceeding ninety (90) days, such termination to occur at the end of any calendar month during the continuance of such disability, upon at least ten
(10) days prior written notice to Executive.

(C) The Company shall have the right to terminate Executive's employment for "Cause" at any time without prior written notice. For purposes of this Agreement, Cause shall include: (i) material default or any other material breach by Executive of Executive's obligations hereunder, (ii) failure by Executive to perform diligently and competently Executive's duties hereunder; or
(iii) misconduct, dishonesty, insubordination, or other act by Executive detrimental to the Company or its good will or damaging its relationships with its customer, suppliers, or employees, including, without limitation, (a) use of alcohol or illicit drugs such as to interfere with the performance of Executive's duties hereunder, (b) conviction of or plea of guilty or no contest to a felony or crime involving dishonest, moral turpitude or theft, and (c) material failure by Executive to comply with any and all applicable laws or governmental regulations with respect to the Company's operations or the performance of Executive's duties.

(D) The Company may terminate Executive's employment without Cause at any time and without prior notice. In the event of such termination, the Company shall pay to Executive Executive's salary for the remainder of the Term.

(E) In the event of termination of this Agreement for any reason, the payments (if any) required to be provided to Executive pursuant to this paragraph 4 shall be in full and complete satisfaction of any and all obligations owing to Executive pursuant to this Agreement.


5. CONFIDENTIAL INFORMATION. Both during and after the Term, Executive shall not, directly or indirectly, divulge, publish, communicate, or make available to any person, corporation, governmental agency, or other entity ( except in performing Executive's duties hereunder), or use for Executive's own or any other person's benefit, any trade secret, confidential business information, or any other information, know how, designs, specifications, techniques, methods, concepts, inventions, developments, discoveries, improvements, knowledge or data of the Company or any Affiliate which is not generally known to the public (separately and collectively ("Information"), including, but not limited to, Information relating to research, product/service development or design, manufacturing or manufacturing processes, maintenance or repair processes, purchasing, product or material costs, sales or sales strategies or prospects, pricing or pricing strategies, advertising or promotional programs, product information or mailing or customer lists, finances (including prices, costs or revenues), and other business arrangements, plans, procedures and strategies and shall use Executive's best efforts to prevent the publication of or disclosure by any other person or entity of any such Information. The Company shall be under no obligation to identify specifically by any notice or other action any Information to which this paragraph shall apply. While Executive is employed by the Company, all documents and Information compiled, received, held, or used by Executive in connection with the business of the Company or any Affiliate shall remain the property of the Company or such Affiliate as the case may be,, and shall be delivered by Executive to the Company or such Affiliate, respectively, upon termination of Executive's employment, for whatever reason, or at any earlier time requested by the Company.

6. UNFAIR COMPETITION.

(A) As a condition of employment with the Company, and as a material inducement to the Company to employ Executive hereunder, Executive agrees that, while Executive is employed by the Company, and during the period, if any, during which the Company is making payments to Executive pursuant to paragraph 4(d) , above, Executive shall not, directly or indirectly, whether or not for compensation, and whether or not as an employee, be engaged or have a financial interest in any other business, continue or assume any other corporate affiliations, or pursue other commercial activities, duties or pursuits whatsoever without the prior written consent of the Company.

(B) As a condition of employment with the Company, and as a further material inducement to the Company to employ Executive hereunder, Executive agrees that while the Executive is employed by the Company, and during the period, if any, during which the Company is making payments to Executive pursuant to paragraph 4(d), above, and for a period of one (1) year thereafter, Executive shall not, directly or indirectly, whether or not for compensation, and whether or nt as an employee, be engaged in or have any financial interest in any business competing with the business of the Company (or with any business of any Affiliate for which the Executive performed services hereunder) within any state, region or locality in which the Company or such Affiliate is then doing business or marketing its products or services, as the business of the Company or such Affiliates may then be constituted.

(C) For purposes of this Agreement, Executive shall be deemed to be engaged in or have a financial interest in a business if Executive is an employee, officer, director, consultant, independent contractor, proprietor or partner of any person, partnership, corporation, trust or other entity which is engaged in such business, or if Executive directly or indirectly performs services for such entity or if Executive or any member of Executive's immediate family beneficially owns an equity interest, or interest convertible into equity, in any such entity; provided, however, that the foregoing shall not prohibit Executive or member of Executive's immediate family from owning, for the purpose of passive investment, less than two-percent (2%) of any class of securities of any publicly held corporation.

(D) Executive agrees and acknowledges that, by virtue of Executive's employment and position with the Company, Executive shall have access to and maintain an intimate knowledge of the Company's activities and affairs, including trade secrets, confidential business information, and other confidential matters. As a result of such access and knowledge, and because of the special, unique and extraordinary services that Executive is capable of performing for the Company or any one of its competitors, Executive acknowledges that the services to be rendered by Executive pursuant to this Agreement are of a character giving them a particular value, the loss of which cannot adequately or reasonably be compensated by money damages. Consequently, Executive agrees that any breach or threatened breach by Executive of Executive's obligations under this paragraph 6, or of paragraphs 5 or 7 of this Agreement, would cause irreparable injury to the Company, and that the Company shall be entitled to (i) preliminary and permanent injunctions enjoining Executive from violating such provisions, and,
(ii) money damages in the amount of fees, compensation, benefits, profits or other remuneration earned by Executive or any other competitor as a result of any such breach, together with interest, costs and attorney's fees expended to collect such damages or secure such injunctions. Nothing in this Agreement, however, shall be construed to prohibit the Company from pursuing any other remedy, the Company and Executive having agreed that all such remedies shall be cumulative.

(E) Executive acknowledges that the limitations set forth in this paragraph 6 and in paragraphs 5 and 7 of this Agreement shall not prevent Executive from earning a livelihood after Executive leaves the Company's employ, but merely prevent unfair competition against the Company for a limited period.


7. SOLICITATION OF EMPLOYEES. As a condition of employment with the Company, and as a further material inducement to the Company to employ the Executive hereunder, Executive agrees that, while Executive is employed by the Company, and during the period, if any, during which the Company is making payments to Executive pursuant to paragraph 4(d), above, and for a period of one (1) year thereafter, Executive shall not, directly or indirectly, solicit, hire, or induce the termination from employment with the Company of any person who was or is employed by the Company or any Affiliate, or induce such person to accept employment other than with the Company or any Affiliate.


8. INVENTIONS. Executive hereby agrees that any and all improvements, inventions, discoveries, developments, creations, formulae, processes, methods or designs, and any documents, things, or information related thereto, whether patentable, copyrightable or not or not (individually and collectively, "Work Product") within the scope of or pertinent to any field of business or research in which the Company or any Affiliate is engaged or (if such is known to or ascertainable by Executive) considering engaging, which Executive may conceive or make, or may have conceived or made during Executive's employment with the Company, whether alone or with others, at any time within or without normal business hours, shall be and remain the exclusive property of the Company. Company shall have the full right to use, assign, license or transfer all rights to or relating to Work Product. Executive shall, whenever requested to do so by the Company (whether during Executive's employment or thereafter), at the Company's expense, execute any and all applications, assignments or other instruments, and do all other things (including giving testimony in any legal proceeding) which the Company deems necessary or appropriate in order to (a) apply for, obtain, maintain, enforce, or defend letters patent or copyright registrations of the United States of America or any other country for any Work Product, or (b) assign, transfer, convey or otherwise make available to the Company any right, title or interest in which Executive might otherwise have in any work product. Executive shall promptly communicate, disclose, and upon request, report upon and deliver all Work Product to the Company, and shall not use or permit any Work Product to be used for any purpose other than on the behalf of the Company, whether during the Executive's employment or thereafter.


9. ARBITRATION. Any dispute arising under this agreement shall be arbitrated in accordance with the rules and protocols of the American Arbitration Association and venued in the County of New York, City and State of New York, judgment thereupon to be entered in any court of competent jurisdiction. Notwithstanding the above, the Company shall not be required to arbitrate any dispute arising under the foregoing paragraphs 5, 6, 7, or 8 but shall have the right to institute judicial proceedings in a court of competent jurisdiction within the State of New York with respect to such dispute or claim. Executive and Company hereby consent to, and waive any objection to, the personal jurisdiction and venue of the aforesaid Courts, and waive any claim that the aforesaid courts constitute an inconvenient forum. If such judicial proceedings are instituted, the parties agree that such proceedings shall not be stayed pending the outcome of any arbitration proceeding hereunder.


10. ADDITIONAL OBLIGATIONS. Both during and after the Term, Executive shall, upon reasonable notice, furnish the Company with such information as may be in Executive's possession, and cooperate with the Company, as may be reasonably requested by the Company (and, after the Term, with due consideration for Executive's obligations with respect to any new employment or business activity) in connection with any litigation arbitration or other proceeding in which the Company or any Affiliate is involved or as to which there is a material possibility that the Company or an Affiliate maby be involved. The Company shall reimburse Executive for all reasonable expenses incurred by Executive in fulfilling Executive's obligations under this paragraph 10.


11. NOTICE. Any notice or other communication required or permitted under this Agreement by either party hereto to the other shall be in writing, and shall be deemed effective upon (a) personal delivery, if delivered by hand, (b) three days after date of deposit in the United States mails, postage prepaid, if mailed by certified or registered mail, or (c) the next business day, if sent by a prepaid overnight courier service, and in each case addressed as follows:


IF TO EXECUTIVE:     IF TO THE COMPANY:             WITH A COPY TO:

Ned Baramov          4210 Columbia Road             Donald N. Rizzuto, Esq.
2025 Broadway #23F   Suite 10-C                     10 Cedar Swamp Road, Suite 5
New York, NY 10023   Martinez, Georgia 30907-0401   Glen Cove, New York 11542

Either party may change the address or addresses to which notices are to be sent by giving notice of such change of address in the manner provided by this paragraph 11.


12. ENTIRE AGREEMENT. This Agreement represents the entire agreement between the Company and Executive with respect to Executive's employment with the Company, and supersedes and is in full substitution for any and all prior agreements or understandings, whether oral or written, relating to Executive's employment.


13. AMENDMENT. This Agreement may not be canceled, changed, modified or amended orally, and no cancellation, change, modification, or amendment hereof shall be effective or binding unless in a written instrument duly executed by the Company and the Executive. No provision of this Agreement may be waived, similarly, without the express written consent of both parties.

14. NO WAIVER. The failure at any time either of the Company or the Executive to require the performance by the other of any provision of this Agreement shall in no way affect the full right of such party to require such performance at any time thereafter, nor shall the waiver by either the Company or the Executive of any breach of any provision of this agreement be taken or held to constitute the waiver of any succeeding breach of such or any other provision of this Agreement.


15. ASSIGNMENT. This Agreement is binding upon and for the benefit of the Company and Executive and their respective heirs, successors, executors, administrators, and other legal representatives. Neither this Agreement nor any right or obligation hereunder may be sold, transferred, assigned, or pledged by the Company (except to an Affiliate) or by Executive without the prior consent of the other. However, nothing contained in this Agreement shall preclude the Company from consolidating or merging into or with, or transferring all or substantially all of its assets to, another entity which assumes this Agreement and all obligations and undertakings of the Company hereunder.


16. INTERPRETATION. If any court of competent jurisdiction shall hold any of the restrictions set forth in paragraph 6 above to be unreasonable as to time, geographical area, or otherwise, said restrictions shall be deemed reduced to the extent necessary in the opinion of such court to make their application reasonable


17. NO CONFLICT. Executive represents and warrants that Executive is not subject to any agreement, order, judgment or decree of any kind which would prevent Executive from entering into this Agreement or performing fully Executive's obligations hereunder.


18. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made by residents of such state, and fully to be performed in such state or choice of law provisions.


19. EXECUTION. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


20. SURVIVAL. Executive's obligations as set forth in paragraphs 5, 6, 7, 8, and 9, above, represent independent covenants by which Executive is and shall remain bound notwithstanding any breach or claim of breach by the Company, and shall survive the termination or expiration of this Agreement.


21. HEADINGS. The headings contained in this Agreement are for reference purposes only, and shall not affect the meaning or interpretation of this Agreement.


22. INDEMNIFICATION. The Company agrees to indemnify and hold harmless the Executive against any liability, claims, damages, judgments and expenses to which Executive may become subject arising out of Executive's performance of this Agreement; provided, however, that the Company will not be liable if any such liability, claims, damages, judgments or expenses arise out of Executive's willful neglect or illegal conduct.

IN WITNESS WHEREOF, the Company and Executive have executed this Agreement as of the date first written above.


HOM Corporation



By:  /s/ Mark Neuhaus                            /s/ Ned Baramov
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Mark Neuhaus, Director                           Ned Baramov, Individually